GILLA INC.
475 Fentress Blvd., Unit L
Daytona Beach, FL 32114

VIA EDGAR

July 24, 2018

Heather Clark
Claire Erlanger
Division of Corporation Finance
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: GILLA INC.
Form 10-K/A for the Year Ended December 31, 2017
Filed May 18, 2018
File No. 000-28107

Dear Ms. Clark and Ms. Erlanger:

This letter is delivered to the staff of the U.S. Securities & Exchange Commission (the “Commission”) responsive to comments contained in the Commission letter to us dated July 3, 2018 with respect to our Form 10-K/A for the Year Ended December 31, 2017. We have also filed an amended Form 10-K/A with the Commission containing revised disclosures in such regard.

We note for your reference that we have conformed the risk factors and MD&A sections in the amended Form 10-K/A responsive to the staff comments to state our intentions with regards to the FDA approval process, including the fact that we have not yet filed for such approval, and that we have not yet made any determination whether to file any applications for premarket approval requests. We have also modified our risk factors and MD&A contained in the amended Form 10-K/A to disclose the risk to our business if we do not file such approval request with the FDA, or if the FDA does not approve any requests that we make. In addition, we have indicated the possible costs which may be incurred in connection with such filing with the FDA in the MD&A section of our amended Form 10-K/A.

We also confirm that management undertook the assessment of controls and procedures for the year ended December 31, 2017 in accordance with 2013 COSO framework, whereby we made reference to Item 308(a)(2) of Regulation S-K.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact the undersigned if you have any questions or comments in connection with any of these matters or if you have any follow-up questions or comments. Thank you very much.

Sincerely yours,

/s/ Ashish Kapoor
Chief Financial Officer